UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: October 24, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Circular dated October 24, 2012, entitled “Revised Caps for Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013”.
99.2	Announcement dated October 24, 2012, entitled “Revised Caps for Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013”.
99.3	Announcement dated October 24, 2012, entitled “Notice of Extraordinary General Meeting”.
99.4	Announcement dated October 24, 2012, entitled “Form of proxy for the Extraordinary General Meeting to be held on 21 November 2012”.

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

REVISED CAPS FOR RELEVANT CATEGORIES OF
THE CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2012 AND 2013

Independent Financial Adviser to the Independent Board Committee

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 21 November 2012 (Wednesday) at 3:00 p.m. at Conrad Hong Kong Hotel, Pacific Place, 88 Queensway, Hong Kong is set out on pages 32 to 33 of this circular. Whether or not you intend to attend such meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at such meeting or any adjourned meeting if they so wish.

24 October 2012

- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2010 Circular”	the circular issued by the Company to its Shareholders in relation to the renewal of the Continuing Connected Transactions in respect of 2011 to 2013 dated 3 November 2010

“2010 EGM”	the extraordinary general meeting of the Company held on 24 November 2010

“Announcement”	the announcement dated 24 October 2012 made by the Company in relation to the Revised Caps for the Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“Circular”	the circular issued by the Company to its Shareholders dated 24 October 2012

“CNOOC”
China National Offshore Oil Corporation, the controlling shareholder of the Company indirectly holding approximately 64.45% of the Shares of the Company in issue through OOGC and CNOOC (BVI) as at the Latest Practicable Date

“CNOOC (BVI)”
CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.45% of the Shares of the Company in issue as at the Latest Practicable Date

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”
CNOOC Limited , a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange

DEFINITIONS

“Comprehensive Framework Agreement”	the comprehensive framework agreement dated 1 November 2010 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in the 2010 Circular

“Director(s)”	director(s) of the Company

“EGM”	the extraordinary general meeting of the Company proposed to be convened and held on 21 November 2012 at 3:00 p.m. to approve the Non-exempt Revised Caps, or any adjournment thereof

“EGM Notice”	the notice dated 24 October 2012 convening the EGM as set out on pages 32 to 33 of this Circular

“Existing Annual Caps”	the annual caps for the Relevant Categories in respect of 2011 to 2013 approved by the Independent Shareholders at the 2010 EGM

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Board Committee”
an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, which has been formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Revised Caps with Mr. Chiu Sung Hong as the chairman

DEFINITIONS

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, which has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholder(s)”	Shareholders of the Company other than CNOOC and its Associates

“Latest Practicable Date”	18 October 2012, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Non-exempt Continuing Connected Transactions”
the Continuing Connected Transactions other than those under the categories of “provision of marketing, management and ancillary services from CNOOC and/ or its Associates to the Group” and “provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the
Comprehensive Framework Agreement” in the 2010 Circular

“OOGC”
Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly owned subsidiary of CNOOC,the sole shareholder of CNOOC (BVI), and a shareholder of the Company directly holding five Shares of the Company in issue as at the Latest Practicable Date

“Ordinary Resolution”	the proposed ordinary resolution as referred to in the EGM Notice

“PRC”	The People’s Republic of China, excluding for the purpose of this Circular, Hong Kong, Macau and Taiwan

DEFINITIONS

“Relevant Categories”
the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories of the Continuing Connected Transactions between the Group and CNOOC and/or its Associates

“Revised Caps”
the proposed maximum annual values for each of the Relevant Categories in respect of 2012 and 2013, including the Non-exempt Revised Caps, as set out in the paragraph headed “Revised Caps and Rationales” in this Circular

“Non-exempt Revised Caps”	the Revised Caps for the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category in respect of 2012 and 2013

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Shares

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Board of Directors	Registered office
65th Floor, Bank of China Tower
Executive Directors	1 Garden Road
Li Fanrong	Hong Kong
Wu Guangqi

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Chiu Sung Hong (Chairman of the Independent
Board Committee)
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

24 October 2012
To the Shareholders

Dear Sir or Madam,

REVISED CAPS FOR RELEVANT CATEGORIES OF
THE CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2012 AND 2013

1.	INTRODUCTION

Reference is made to the Announcement in relation to the Revised Caps for Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013. The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the Ordinary Resolution to be proposed at the EGM relating to the approval of the Non-exempt Revised Caps.

LETTER FROM THE BOARD

2.	REVISED CAPS FOR RELEVANT CATEGORIES OF THE CONTINUINGCONNECTED TRANSACTIONS IN RESPECT OF 2012 AND 2013

Background

Reference is made to the 2010 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates.

The Company entered into the Comprehensive Framework Agreement on 1 November 2010 with CNOOC for a term of three years from 1 January 2011 for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, details of which are set out in the 2010 Circular.

The Independent Shareholders approved the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates and the relevant annual caps at the 2010 EGM. The Non-exempt Continuing Connected Transactions included the Relevant Categories (being the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories). Amount of the Relevant Categories is subject to the Existing Annual Caps and the Company is required to comply with the requirements under Chapter 14A of the Listing Rules if any of the Existing Annual Caps needs to be revised.

The Directors have been monitoring the amount of the Company’s Continuing Connected Transactions and as of the Latest Practicable Date, the Existing Annual Caps for the Relevant Categories in respect of 2012 and 2013 have not been exceeded. Considering (i) the increasing oil prices, growing demand of petroleum from CNOOC and/or its Associates, ongoing development of the new oil and gas fields of the Group, insofar as the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category is concerned; and (ii) the anticipated increase in the exploration activities of the Group as well as the improved operational capacity of CNOOC and/or its Associates providing the exploration and support services, insofar as the “provision of exploration and support services” category is concerned, the executive Directors estimate that the Existing Annual Caps for the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the two years ending 31 December 2012 and 2013 will be exceeded. The Directors therefore propose that the Existing Annual Caps for the Relevant Categories in respect of 2012 and 2013 be revised in order to cater for the Group’s demand for each of the years ending 31 December 2012 and 2013. Details of the Relevant Categories are set out below.

LETTER FROM THE BOARD

The Relevant Categories

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates

As disclosed in the 2010 Circular, the Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. Currently, the petroleum products are sold by reference to international market prices whereas natural gas products are sold by reference to state-prescribed prices. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas are sold under the long term sales contracts as described under the paragraph headed “Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates – Long term sales of natural gas and liquefied natural gas” in the 2010 Circular, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

For the years ended 31 December 2010, 31 December 2011 and the nine months ended 30 September 2012, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB90,869 million, RMB127,270 million and RMB113,504 million, respectively.

Provision of exploration and support services by CNOOC and/or its Associates to the Group

As disclosed in the 2010 Circular, since the establishment of the Company, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided the seservices to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of  rvices, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The Group will continue to use these services provided by Associates of CNOOC. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates to the Group on exploration operations  clude:

•	well site survey;

•	seismic data acquisition and processing;

LETTER FROM THE BOARD

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

For the years ended 31 December 2010, 31 December 2011 and the nine months ended 30 September 2012, the charges for provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB5,462 million, RMB6,625 million and RMB6,082 million, respectively.

The provision of exploration and support services referred to above relates to services provided by CNOOC and/or its Associates to the Group. In general, such services are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors. On the basis of the above principles, such services are subject to the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices;

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or itsAssociates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the pricing principles relating to any future contract in respect of such exploration and support services with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements in respect of such exploration and support services will be entered into between CNOOC and/or its Associates and the relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. Such agreements will be consistent in all material respects with the guidelines and terms and conditions as set out above.

LETTER FROM THE BOARD

Revised Caps and Rationales

The Board has proposed that the following Revised Caps in respect of the Relevant Categories be set as the maximum annual value of such transactions for each of the years ending 31 December 2012 and 2013:

Continuing Connected Transactions	Historical amounts	Existing Annual Caps in respect of 2012 and 2013	Revised Caps in respect of 2012 and 2013	Basis of determination of the Revised Caps

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates	Year ended 31 December 2010: RMB90,869 million Year ended 31 December 2011: RMB127,270 million Nine months ended 30 September 2012: RMB113,504 million	Year ending 31 December 2012: RMB158,163 million Year ending 31 December 2013: RMB165,561 million	Year ending 31 December 2012: RMB195,469 million Year ending 31 December 2013: RMB296,722 million
The revised cap in respect of 2012 is determined based on the historical transactions relating to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates and their respective transaction values; the anticipated demand of CNOOC and/or its Associates for downstream businesses;
the expected increase in production in the fourth quarter of 2012 mainly due to the startup of new oil and gas fields in offshore China and the net production contributed by the overseas project; and the rise of the prices of oil and gas (in particular the price of crude oil) in the first nine months of 2012.

LETTER FROM THE BOARD

Continuing Connected Transactions	Historical amounts	Existing Annual Caps in respect of 2012 and 2013	Revised Caps in respect of 2012 and 2013	Basis of determination of the Revised Caps

The revised cap in respect of 2013 is determined based on the historical transactions relating to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates and their respective transaction values; anticipated increase in the sales volume as the Group targets to bring more new oilfields on stream in 2013; anticipated increase in demand of CNOOC and/or its Associates for oil and gas products of the Group; and the potential increase in the prices of oil and gas (in particular the price of crude oil). The Company has also considered that the crude oil produced from the new oil fields, among which heavy crude oil (which needs to be refined substantially), is expected to account for an increasing percentage and matches the needs of CNOOC and/or its Associates.

LETTER FROM THE BOARD

Continuing Connected Transactions	Historical amounts	Existing Annual Caps in respect of 2012 and 2013	Revised Caps in respect of 2012 and 2013	Basis of determination of the Revised Caps

Provision of exploration and support services by CNOOC and/or its Associates to the Group	Year ended 31 December 2010: RMB5,462 million Year ended 31 December 2011: RMB6,625 million Nine months ended 30 September 2012: RMB6,082 million	Year ending 31 December 2012: RMB7,431 million Year ending 31 December 2013: RMB7,737 million	Year ending 31 December 2012: RMB10,450 million Year ending 31 December 2013: RMB11,950 million
The revised cap in respect of 2012 is determined based on the historical transactions relating to exploration and support services provided by CNOOC and/or its associates to the Group and their respective transaction values; the increase in the exploration activities of the Group in offshore China, the increase in deepwater drilling and expansion of overseas exploration. In addition, the operational capacity of CNOOC and/or its Associates providing the exploration and support services has improved, and thus, the amount of continuing connected transactions has increased significantly.

The revised cap in respect of 2013 is determined based on the historical transactions relating to exploration and support services provided by CNOOC and/or its Associates to the Group and their respective transaction values, as well as the anticipated increase in the exploration activities of the Group
both in offshore China and overseas.

Reasons for and Revised Caps

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates

In view of the increasing oil prices, growing demand of petroleum from CNOOC and/or its Associates, ongoing development of the new oil and gas fields of the Group, the executive Directors estimate that the Existing Annual Caps with respect to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) for the two years ending 31 December 2012 and 2013 will be exceeded.

LETTER FROM THE BOARD

The sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates increased by approximately 40.1% in 2011 as compared to the sales in 2010 primarily due to an approximate 40% increase of oil prices per barrel in 2011 compared to 2010. As noted from the Company’s 2011 annual report, the Company’s average realised oil price was approximately US$110 per barrel, representing an increase of approximately 40.8% as compared to that of 2010, which was further increased to approximately US$112.54 per barrel for the nine months ended 30 September 2012.

For the nine months ended 30 September 2012, the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) to CNOOC and/or its Associates amounted to approximately RMB113,504 million, representing approximately 89.2% of the full year sales in 2011. The sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates amounted to: (i) approximately RMB73,415 million for the six months ended 30 June 2012 with an average monthly sales of approximately RMB12,236 million; and (ii) approximately RMB40,089 million (i.e., RMB113,504 million minus RMB73,415 million) with an average monthly sales of approximately RMB13,363 million for the three months ended 30 September 2012. The increase of monthly sales for the three months ended 30 September 2012 was mainly due to the greater demand of petroleum products from CNOOC and/or its Associates.

The Directors understand that CNOOC and/or its Associates will continue to develop and expand its downstream petroleum business, including expanding its refinery capacity and enhancement of the utilization rate of oil refinery plants and expect to purchase more petroleum products from the Group for the remaining three months in 2012 and will continue to have an increased demand of petroleum for their downstream petroleum businesses thereafter.

Moreover, the Group expects its production will continue to increase in the fourth quarter of 2012 mainly due to new oil and gas fields will come on stream and the Group targets to bring more new oilfields on stream in 2013. In particular, a new overseas oilfield of the Group has started to contribute net production to the Group in the fourth quarter of 2012. The Company has already entered into a number of sales contracts for the crude oil produced from such overseas oilfield and is now arranging the shipment for the crude oil for sales.

Provision of exploration and support services by CNOOC and/or its Associates to the Group

In view of the anticipated increase in the exploration activities of the Group as well as the improved operational capacity of CNOOC and/or its Associates providing the exploration and support services, the executive Directors estimate that the Existing Annual Caps with respect to the provision of exploration and support services by CNOOC and/or its Associates to the Group for the two years ending 31 December 2012 and 2013 will be exceeded.

LETTER FROM THE BOARD

In particular, the Group has increasingly procured 3-dimension seismic data acquisition as well as deepwater drilling in PRC and overseas services offered by CNOOC and/or its Associates which results in increased continuing connected transactions between the Group and CNOOC and/or its Associates. In addition, the Company’s businesses have grown rapidly and thus, the Existing Annual Caps have not covered the exploration activities with respect to the new projects in Uganda, Canada and the United States, as well as the onshore coalbed methane projects in the PRC.

It should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Non-exempt Revised Caps in respect of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 16 of this Circular and the Letter from the Independent Financial Adviser from pages 17 to 26 of this Circular for further details.

Disclosure and Independent Shareholders’ approval requirements

CNOOC indirectly holds approximately 64.45% of the Shares of the Company in issue as of the Latest Practicable Date. Accordingly, CNOOC is a connected person of the Company and the transactions under the Comprehensive Framework Agreement constitute continuing connected transactions of the Company according to the Listing Rules.

Under the Listing Rules, the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category is subject to reporting, announcement and Independent Shareholders’ approval requirements as the applicable ratios (as defined in the Listing Rules) in respect of the Non-exempt Revised Caps on an annual basis exceed 5%. The Company will seek Independent Shareholders’ approval at the EGM for the Non-exempt Revised Caps on the conditions that:

1.
the annual amount of the “sales of petroleum and natural gas products (otherthan long term sales of natural gas and liquefied natural gas)” category for each of the years ending 31 December 2012 and 2013 shall not exceed the Non-exempt Revised Caps;

2.	(i)
the transactions under the “sales of petroleum and natural gas products(other than long term sales of natural gas and liquefied natural gas)” category will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms; and

(ii)
the transactions under the “sales of petroleum and natural gas products(other than long term sales of natural gas and liquefied natural gas)” category will be conducted in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Under the Listing Rules, the “provision of exploration and support services” category is exempted from the Independent Shareholders’ approval requirements but are subject to the reporting and announcement  quirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as the applicable ratios (as defined in the Listing Rules) of the Revised Caps for such category on an annual basis are less than 5%.

The Company will comply with relevant provisions of the Listing Rules to conduct the continuing connected transactions under the Relevant Categories.

3.	GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, refining, sales and fertilizers, natural gas and power generation, financial services and alternative energy resources.

4.	EGM

Approval from the Independent Shareholders will be sought at the EGM for the Non-exempt Revised Caps. A notice convening the EGM is set out on pages 32 to 33 of this Circular. Voting will be conducted at the EGM by poll as required under the Listing Rules.

In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC (BVI), OOGC, CNOOC (BVI) and their respective Associates will abstain from voting in relation to the Ordinary Resolution approving the Non-exempt Revised Caps at the EGM.

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of the Shares of the Company to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is enclosed. Shareholders are requested to complete the form of proxy as soon as possible and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed thereon not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

LETTER FROM THE BOARD

5.	RECOMMENDATION OF THE BOARD

The Directors (including the independent non-executive Directors) are of the opinion that the Revised Caps (including the Non-exempt Revised Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the Ordinary Resolution to be proposed at the EGM.

Mr. Wang Yilin, Mr. Yang Hua, Mr. Li Fanrong, Mr. Wu Guangqi and Mr. Wu Zhenfang abstained from voting on the resolutions approving the Non-exempt Revised Caps at the relevant board meeting due to their positions at CNOOC.

6.	RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Revised Caps, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

The Independent Financial Adviser considers that the Non-exempt Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from the Independent Financial Adviser containing its recommendation in respect of the Non-exempt Revised Caps is set out on pages 17 to 26 of this Circular.

The Independent Board Committee, having taken into account the advice of the Independent Financial Adviser, considers the Non-exempt Revised Caps fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the Ordinary Resolution to be proposed at the EGM to approve the Non-exempt Revised Caps. The full text of the letter from the Independent Board Committee is set out on page 16 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Yilin Chairman of the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

24 October 2012

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the Non-exempt Revised Caps, details of which are set out in the letter from the Board contained in the Circular issued by the Company to the Shareholders dated 24 October 2012, of which this letter forms part. We wish to draw your attention to the letter from Somerley as set out on pages 17 to 26 of this Circular. Terms defined in the Circular shall have the same meanings when used herein, unless the context otherwise requires.

Having considered the information set out in the letter from the Board, the Non-exempt Revised Caps and the advice of Somerley in relation thereto as set out on pages 17 to 26 of this Circular, we are of the view that the Non-exempt Revised Caps are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the Ordinary Resolution to be proposed at the EGM to approve the Non-exempt Revised Caps.

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Financial Adviser, Somerley Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED 20th Floor Aon China Building 29 Queen’s Road Central Hong Kong 24 October 2012

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

REVISED CAPS FOR RELEVANT CATEGORIES OF
THE CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2012 AND 2013

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the Non-exempt Revised Caps in respect of which the Independent Shareholders’ approval will be sought at the EGM. Details of the Non-exempt Revised Caps are set out in the Letter from the Board contained in the circular of the Company to the Shareholders dated 24 October 2012 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, based on the records of the Company, CNOOC indirectly holds approximately 64.45% of the Shares of the Company in issue. CNOOC is therefore a connected person (as defined under the Listing Rules) of the Company and the transactions contemplated under the Comprehensive Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions and the relevant annual caps for the financial year ended 31 December 2011, and the two financial years ending 31 December 2012 and 2013 were approved by the Independent Shareholders at the 2010 EGM. Due to the reasons set out in the section headed “Background to and reasons for the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) and the Non-exempt Revised Caps”, the Directors estimate that the Existing Annual Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) category (the “Relevant Category”) for the two financial years ending 31 December 2012 and 2013 will be exceeded. As the applicable ratios (as defined under the Listing Rules) in respect of the Non-exempt Revised Caps on an annual basis exceed 5%, the Directors propose to seek Independent Shareholders’ approval of the Non-exempt Revised Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) category for the two financial years ending 31 December 2012 and 2013.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising all of the four independent non-executive Directors, namely Messrs Chiu Sung Hong, Lawrence J. Lau, Tse Hau Yin, Aloysius and Wang Tao, has been established to make a recommendation to the Independent Shareholders on whether (1) the Non-exempt Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned; and (2) the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) is in the interests of the Company and the Shareholders as a whole. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC and/or its Associates, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the Non-exempt Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1.
Background to and reasons for the continuing connected transaction in respect ofthe Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) and the Non-exempt Revised Caps

As set out in the 2010 Circular, the Company entered into the Comprehensive Framework Agreement on 1 November 2010 with CNOOC for a term of three years from January 2011 for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions.

The Comprehensive Framework Agreement sets out the major terms such as the pricing principle for the provision of the Non-exempt Continuing Connected Transactions including the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates. The detailed terms as to (1) specific products and services requested by the relevant party; (2) detailed technical and other specifications which may be relevant to those products or services; and (3) the

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

quantities and fees for the products and services will be agreed from time to time based on the major terms as set out in the Comprehensive Framework Agreement. Details with respect to the Comprehensive Framework Agreement are detailed in the 2010 Circular.

Pursuant to the Comprehensive Framework Agreement, the Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses. Although nearly all the natural gas and liquefied natural gas will be sold under the long term sales contracts, the Group may sell certain volume of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to achieve higher profits.

The Non-exempt Continuing Connected Transactions (including the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) will be conducted, after arm’s length negotiations between parties, on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties under prevailing market conditions including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other factors. According to the Comprehensive Framework Agreement, the sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates as described above will be charged at state-prescribed prices or local, national or international market prices and on normal commercial terms. Given that the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) is conducted on normal commercial terms or on terms no less favourable to the Group than terms available from independent third parties, we consider that it is in the interests of the Company and the Shareholders as a whole to conduct the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)). The Group is principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products. In light of the principal activities of the Group, we also consider that the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) is entered into in the ordinary and usual course of the Group.

The Non-exempt Continuing Connected Transactions (including the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) and the relevant annual caps for the financial year ended 31 December 2011 and the two financial years ending 31 December 2012 and 2013 were approved by the Independent Shareholders at the 2010 EGM. Since then, the executive Directors have been monitoring the amount of the Company’s Continuing Connected Transactions to ensure relevant annual caps have not been exceeded. As advised by the executive Directors, in view of the increasing oil prices and the growing demand of petroleum and gas products from CNOOC and/or its Associates, the executive Directors estimate that the Existing Annual Caps with respect to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) for the two financial years ending 31 December 2012 and 2013 will be exceeded. As advised by the executive Directors, a stable business

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

relationship has been maintained with CNOOC and/or its Associates, and the Group has not encountered any difficulties in collecting sales proceeds from CNOOC and/or its Associates in the past. Therefore, the executive Directors consider that it is in the commercial interests of the Company to seek approval from the Independent Shareholders for the Non-exempt Revised Caps for the two financial years ending 31 December 2012 and 2013 in relation to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) category.

2.       Review of the Non-exempt Continuing Connected Transactions by the auditors

The auditors of the Company have performed a review of the Non-exempt Continuing Connected Transactions (including the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) for the financial year ended 31 December 2010 and 2011 (the “Past Transactions”). We noted from the 2010 and 2011 annual reports of the Company that the auditors confirmed that the Past Transactions (a) had received the approval of the Board; (b) were in accordance with the pricing policies as stated in the Company’s financial statements; (c) had been entered into in accordance with the relevant agreements governing them; and (d) had not exceeded the relevant annual caps disclosed in previous announcements.

Based on the analysis above, the auditors’ review of the Past Transactions and the obligations of the Directors to comply with the Listing Rules to conduct the Non-exempt Continuing Connected Transactions on normal commercial terms or on terms no less favourable to the Group than terms available from independent third parties, we consider that the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) is being conducted on normal commercial terms.

3.       The Non-exempt Revised Caps

The sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) is subject to the Non-exempt Revised Caps whereby for each of the two financial years ending 31 December 2012 and 2013, the value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) will not exceed the applicable annual amounts stated in the Letter from the Board contained in the Circular.

In assessing the reasonableness of the Non-exempt Revised Caps, we have discussed with the executive Directors and management of the Company the basis and underlying assumptions for the purpose of setting the Non-exempt Revised Caps.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below are the approximate values of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates for the financial years ended 31 December 2010, 2011 and for the nine months ended 30 September 2012:

	Financial year ended 31 December		Nine months ended 30 September
	2010	2011	2012
	RMB million	RMB million	RMB million
Aggregate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	90,869	127,270	113,504
Approximate increase as compared to the previous year (%)		40.1%

As advised by the executive Directors, nearly all the sales under this category relates to the sales of petroleum. Minimal amount of natural gas products are sold to CNOOC and/or its Associates under this category because natural gas products are mainly sold to CNOOC and/or its Associates under long term sales contracts. The sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates increased by approximately 40.1% in 2011 as compared to the sales in 2010 primarily due to an approximate 40% increase of oil prices per barrel in 2011 compared to 2010. As noted from the Company’s 2011 annual report, the Company’s average realised oil price was approximately US$110 per barrel, representing an increase of approximately 40.8% as compared to that of 2010. For the nine months ended 30 September 2012, the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) to CNOOC and/or its Associates amounted to approximately RMB113,504 million, representing approximately 89.2% of the full year sales in 2011. There has been a continuous increase in oil price in 2012, and the Company’s average realised oil price increased to approximately US$112.54 per barrel in the first nine months of 2012.

When determining the Non-exempt Revised Caps for the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) for 2012, the executive Directors have considered, among other things, (a) the actual sales amount from January to September 2012; (b) production capacity and development of the Group, CNOOC and/or its Associates; and (c) estimated sales for October to December 2012.

It was stated in the 2012 interim report that the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates amounted to approximately RMB73,415 million for the six months ended 30 June 2012 with an average monthly sales of approximately RMB12,236 million. The amount of sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

for the three months ended 30 September 2012 was approximately RMB40,089 million (113,504 – 73,415) with an average monthly sales of approximately RMB13,363 million. The increase of monthly sales for the three months ended 30 September 2012 was mainly due to the greater demand of petroleum products from CNOOC and/or its Associates. After discussions with management of CNOOC and/or its Associates, the executive Directors understand that CNOOC and/or its Associates will continue to increase the utilization rate of production facilities to produce more downstream petroleum products and expect to purchase more petroleum products from the Group for the remaining three months in 2012. In estimating the sales for October to December 2012, the executive Directors made reference to the historical sales prices during January to September 2012 and assume the sales prices to be in the region of US$120 per barrel. The petroleum sold by the Group is mainly heavy oil. Therefore, we conduct a research on Bloomberg with respect to historical heavy oil monthly prices during January to September 2012 in Indonesia and note that such heavy oil monthly prices were in a range from approximately US$102 to US$126 per barrel from January to September 2012. After reaching a peak of approximately US$126 per barrel in March 2012, there has been a decreasing trend in prices but prices are heading back up again in July 2012. The heavy oil price in September 2012 was US$110.5 per barrel. On this basis, in particular the recent pick up of heavy oil price in July 2012, the peak of heavy oil price of approximately US$126 per barrel in March 2012 and the heavy oil price in September 2012, we consider the use of US$120 per barrel in estimating the sales for October to December 2012 to be reasonable.

The Group expects its production will continue to increase in the fourth quarter of 2012 mainly due to the startup of new oil and gas fields both in offshore China and oversea. A new oversea oilfield has started to contribute net production to the Group in the fourth quarter of 2012. The Company has already signed a number of sales contracts for the crude oil produced from such oversea oilfield and is now arranging the shipment for the crude oil for sales. Based on sales contracts on hand and related production schedule of such oversea oilfield and other projects on hand, it is estimated there will be an increase in sales of petroleum products to CNOOC and/or its Associates in the fourth quarter of 2012. Since the estimated increase is determined by reference to sales contracts on hand and related production schedule, we consider that a reasonable basis has been adopted by the Company to estimate the sales increase in the fourth quarter of 2012. A buffer of approximately 7.7% has also been incorporated to determining the Non-exempt Revised Caps for 2012. Having considered the factors of, among other things, (1) the actual sales amount from January to September 2012; (2) the estimated sales price of US$120 per barrel for the period from October to December 2012; (3) the estimated sales quantity (including the estimated increase in sales of petroleum products) for the fourth quarter of 2012; and (4) a buffer of approximately 7.7%, the executive Directors determine the Non-exempt Revised Caps for 2012 to be approximately RMB195,469 million.

When determining the revised cap for 2013, the executive Directors made reference to, among other things, the expected increase in demand for petroleum from CNOOC and/or its Associates. Discussions were made with the management of CNOOC and/its Associates regarding their continuous business development and expansion of CNOOC and/or its Associates’ downstream petroleum businesses, including the  pansion of the refinery capacity and enhancement of utilization rate of oil refinery plants. After the discussions, the executive Directors understand that they will have an increased demand of petroleum for

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

their downstream petroleum businesses. In addition, the Group targets to bring more new oilfields on stream in 2013. Based on the above, it is estimated the quantity of petroleum products to be sold to CNOOC and/or its Associates will increase by approximately 20% as compared to the estimated annual sales quantity in 2012. We note from the information provided by the Company that the mean of annual percentage increase in quantity of crude oil sold to CNOOC and/or Associates from 2009 to 2011 was approximately 18.4%. Therefore, we are of the view that such estimated increase in sales quantity of approximately 20% is fair and reasonable. Also in view of the increasing trend in Asian heavy oil prices for the past two years, the executive Directors estimate that there will be an increase of approximately 15% in prices for petroleum products to be sold to CNOOC and/or its Associates as compared to price of US$120 per barrel in estimating the sales for October to December 2012. We note from the annual reports of the Company that the mean of annual movement of average realised price of crude oil from 2008 to 2011 showed an increase of approximately 12.4%. Accordingly, we are of the view that the estimate of 15% increase in petroleum product sales price is reasonable. A buffer of 10% has also been incorporated to cater for possible adjustments in prices, and further growth in businesses of the Group and CNOOC and/or its Associates.

We concur with the executive Directors that it is appropriate to include the buffers because (1) it would provide flexibility for the Group to capture the business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group; and (2) the Federal Reserve of the United States has recently announced its third bond-buying program and would likely to hold the federal funds rate near zero at least through mid-2015. The third round of quantitative easing measures may boost commodity prices including crude oil. Accordingly, it is extremely difficult to predict accurately the future price of heavy oil in 2012 and 2013. In addition, given the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) contemplated under the Comprehensive Framework Agreement will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties, we consider the buffers to be acceptable.

Taking the above factors into account, the Non-exempt Revised Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) are set as follows:

	Financial year ending 31 December
	2012	2013
	RMB million	RMB million
Non-exempt Revised Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	195,469	296,722

Approximate increase (%)	53.6% (Note 1)	51.8% (Note 2)

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Notes:

1.       Compared to the actual value for 2011.

2.       Compared to the revised annual cap for 2012.

Having considered the basis on which the Non-exempt Revised Caps were determined as described above, we are of the view that the Non-exempt Revised Caps are fair and reasonable.

4.       Conditions of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

In compliance with the Listing Rules, the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) is subject to a number of conditions which include, among other things:

(i)	the Non-exempt Revised Caps for each of the two financial years ending 31December 2012 and 2013 will not be exceeded;

(ii)
the independent non-executive Directors must, in accordance with the ListingRules, review annually the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) and confirm in the Company’s annual report and accounts that the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) has been entered into (a) in the ordinary and usual course of business of the Company; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iii)
the auditors of the Company will, in accordance with the Listing Rules, reviewannually the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) and they will confirm in a letter to the Board (a copy of which letter will be provided to the Hong Kong Stock Exchange at least ten business days prior to the bulk printing of the annual report of the Company) whether the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas):

(a)	have received the approval of the Board;

(b)	are in accordance with the pricing principles of the Group if the transactions involve provision of goods or services by the Group;

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(c)	have been entered into in accordance with the relevant agreements governingthe sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(d)	have not exceeded the relevant Non-exempt Revised Caps;

(iv)
the Company shall promptly notify the Hong Kong Stock Exchange and publishan announcement in accordance with the Listing Rules if it knows or has reason to believe that the independent non-executive Directors and/or the auditors will not be able to confirm the matters set out in the points (ii) and/or (iii) above respectively;

(v)
the Company will allow and procure that CNOOC and/or its Associates will allowthe auditors of the Company sufficient access to the relevant records of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) for the purpose of the auditors’ review as referred to in point (iii) above. The Board must state in the annual report whether its auditors have confirmed the matters stated in Rule 14A.38 of the Listing Rules; and

(vi)
the Company will comply with the applicable provisions of the Listing Rulesgoverning continuing connected transactions in the event that the total amount of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) exceeds the Non-exempt Revised Caps, or that there is any material amendment to the terms of the Comprehensive Framework Agreement.

In light of the conditions imposed on the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas), in particular, (1) the limit of the value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by way of the Non-exempt Revised Caps; (2) the ongoing review by the independent non-executive Directors and auditors of the Company regarding the terms of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and (3) the on-going review by the auditors of the Company confirming the Non-exempt Revised Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) and safeguard the interests of the Independent Shareholders.

OPINION

Having taken into account the above principal factors, we consider that the Non-exempt Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned and the continuing connected transaction in respect of the Relevant Category (i.e. the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) is in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the Ordinary Resolution to be proposed at the EGM to approve the Non-exempt Revised Caps.

Yours faithfully, for and on behalf of SOMERLEY LIMITED Richard Leung Director

APPENDIX I	GENERAL INFORMATION

1.        RESPONSIBILITY STATEMENT

This Circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.        DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Hong Kong Stock Exchange were as follows:

Interests in share options granted by the Company
Name of grantee	Date of grant	Exercise price	Underlying shares granted pursuant to options
		(HK$)

Executive Directors
Wu Guangqi	31-Aug-05	5.62	1,610,000
	14-Jun-06	5.56	1,770,000
	25-May-07	7.29	1,857,000
	29-May-08	14.828	1,857,000
	27-May-09	9.93	1,857,000
	20-May-10	12.696	1,857,000

Non-executive Directors
Yang Hua	24-Feb-03	2.108	1,150,000
	5-Feb-04	3.152	1,150,000
	31-Aug-05	5.62	1,610,000
	14-Jun-06	5.56	1,770,000
	25-May-07	7.29	1,857,000
	29-May-08	14.828	1,857,000
	27-May-09	9.93	2,835,000
	20-May-10	12.696	2,000,000

APPENDIX I	GENERAL INFORMATION

Name of grantee	Date of grant	Exercise price	Underlying shares granted pursuant to options
		(HK$)

Zhou Shouwei	24-Feb-03	2.108	1,750,000
	5-Feb-04	3.152	1,750,000
	31-Aug-05	5.62	2,450,000
	14-Jun-06	5.56	2,700,000
	25-May-07	7.29	2,835,000
	29-May-08	14.828	2,835,000
	27-May-09	9.93	1,800,000
	20-May-10	12.696	1,800,000

Wu Zhenfang	31-Aug-05	5.62	800,000
	14-Jun-06	5.56	1,770,000
	25-May-07	7.29	1,857,000
	29-May-08	14.828	1,857,000
	27-May-09	9.93	1,800,000
	20-May-10	12.696	1,800,000

Independent Non-executive Directors Chiu Sung Hong	5 February 2004	3.152	1,150,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Hong Kong Stock Exchange.

APPENDIX I	GENERAL INFORMATION

3.       SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of substantial shareholders of the Company	Ordinary shares held	Approximate percentage of the total issued shares

CNOOC (BVI)	28,772,727,268	64.45%
OOGC	28,772,727,273	64.45%
CNOOC	28,772,727,273	64.45%

Note:	CNOOC (BVI) is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at the Latest Practicable Date, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executive of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.        PROFESSIONAL QUALIFICATIONS AND CONSENT

The following are the qualifications of the expert who have given their opinions or advices which are contained in this Circular:

Names	Qualifications

Somerley Limited
A corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

(a)
As at the Latest Practicable Date, Somerley did not have any beneficial interest inthe share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2011, being the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX I	GENERAL INFORMATION

being the date of the latest published audited accounts of the Company, acquiredor disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)
Somerley has given and has not withdrawn its written consent to the issue of thisCircular with inclusion of its opinions and letter, as the case may be, and the reference to its name included herein in the form and context in which it appears.

5.        MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2011, being the date of the latest published audited financial statement of the Company.

6.        SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

7.        INTERESTS OF DIRECTORS

(a)
The Directors are not aware that any Director or his respective associate had, asat the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting atthe Latest Practicable Date which was significant to the business of the Group taken as a whole.

(c)
Since 31 December 2011, being the date of the latest published auditedconsolidated accounts of the Company, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

8.        GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of ChinaTower, 1 Garden Road, Hong Kong.

(b)	The Company’s registrar is Hong Kong Registrars Limited of Shops 1712-1716,17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The English text of this Circular and the accompanying form of proxy shallprevail over the Chinese text in the case of any inconsistency.

APPENDIX I	GENERAL INFORMATION

9.       DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the offices of Davis Polk & Wardwell at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, from the date of this Circular up to and including 7 November 2012:

(a)	the Comprehensive Framework Agreement entered into between the Company andCNOOC;

(b)	the letter of recommendation from the Independent Board Committee, the text ofwhich is set out on page 16 of this Circular;

(c)	the letter of advice issued by Somerley, the text of which is set out on pages 17to 26 of this Circular; and

(d)	the written consent referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 21 November 2012 (Wednesday) at 3:00 p.m. at Conrad Hong Kong Hotel, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the Non-exempt Revised Caps, as described in the Circular of the Company dated 24 October 2012, be and is hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 October 2012

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.
Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for the Ordinary Resolution set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.
The register of members of the Company will be closed from 19 November 2012 (Monday) to 21November 2012 (Wednesday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 November 2012 (Friday).

7.	Capitalised terms used in this notice have the same meaning as set out in the section entitled “Definitions”on pages 1 to 4 of the Circular of the Company dated 24 October 2012.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

REVISED CAPS FOR RELEVANT CATEGORIES OF
THE CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2012 AND 2013

REVISED CAPS FOR RELEVANT CATEGORIES OF THE CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2012 AND 2013

Reference is made to the 2010 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates.

The Company entered into the Comprehensive Framework Agreement on 1 November 2010 with CNOOC for a term of three years from 1 January 2011 for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, details of which are set out in the 2010 Circular.

The Independent Shareholders approved the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates and the relevant annual caps at the 2010 EGM. The Non-exempt Continuing Connected Transactions included the Relevant Categories (being the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories). Amount of the Relevant Categories is subject to the Existing Annual Caps and the Company is required to comply with the requirements under Chapter 14A of the Listing Rules if any of the Existing Annual Caps needs to be revised.

The Directors have been monitoring the amount of the Company’s Continuing Connected Transactions and as of the date of this announcement, the Existing Annual Caps for the Relevant Categories in respect of 2012 and 2013 have not been exceeded. Considering (i) the increasing oil prices, growing demand of petroleum from CNOOC and/or its Associates, ongoing development of the new oil and gas fields of the Group, insofar as the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category is concerned; and (ii) the anticipated increase in the exploration activities of the Group as well as the improved operational capacity of CNOOC and/or its Associates providing the exploration and support services, insofar as the “provision of exploration and support services” category is concerned, the executive Directors estimate that the Existing Annual Caps for the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the two years ending 31 December 2012 and 2013 will be exceeded. The Directors therefore propose that the Existing Annual Caps for the Relevant Categories in respect of 2012 and 2013 be revised in order to cater for the Group’s demand for each of the years ending 31 December 2012 and 2013.

LISTING RULES IMPLICATIONS

CNOOC indirectly holds approximately 64.45% of the Shares of the Company in issue as at the date of this announcement. Accordingly, CNOOC is a connected person of the Company and the transactions under the Comprehensive Framework Agreement constitute continuing connected transactions of the Company for the purposes of the Listing Rules.

Under the Listing Rules, the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category is subject to reporting, announcement and Independent Shareholders’ approval requirements as the applicable ratios (as defined in the Listing Rules) in respect of the Non-exempt Revised Caps on an annual basis exceed 5%. The Company will seek Independent Shareholders’ approval at the EGM for the Non-exempt Revised Caps.

Under the Listing Rules, the “provision of exploration and support services” category is exempted from the Independent Shareholders’ approval requirements but is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as the applicable ratios (as defined in the Listing Rules) of the Revised Caps for such category on an annual basis are less than 5%.

EGM

Approval from the Independent Shareholders will be sought at the EGM for the Non-exempt Revised Caps. Voting will be conducted at the EGM by poll as required under the Listing Rules. In view of the equity interests held directly and indirectly by CNOOC in OOGC and CNOOC (BVI), OOGC, CNOOC (BVI) and their respective Associates will abstain from voting in relation to the Ordinary Resolution approving the Non-exempt Revised Caps at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Revised Caps, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

A circular containing, amongst other things, further information on the Revised Caps, a letter from the Independent Board Committee, a letter from Somerley, the Independent Financial Adviser, together with a notice to convene an EGM to approve the Non-exempt Revised Caps is expected to be issued to the Shareholders on 24 October 2012.

REVISED CAPS FOR RELEVANT CATEGORIES OF THE CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2012 AND 2013

Background

Reference is made to the 2010 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates.

The Company entered into the Comprehensive Framework Agreement on 1 November 2010 with CNOOC for a term of three years from 1 January 2011 for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, details of which are set out in the 2010 Circular.

The Independent Shareholders approved the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates and the relevant annual caps at the 2010 EGM. The Non-exempt Continuing Connected Transactions included the Relevant Categories (being the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories). Amount of the Relevant Categories is subject to the Existing Annual Caps and the Company is required to comply with the requirements under Chapter 14A of the Listing Rules if any of the Existing Annual Caps needs to be revised.

The Directors have been monitoring the amount of the Company’s Continuing Connected Transactions and as of the date of this announcement, the Existing Annual Caps for the Relevant Categories in respect of 2012 and 2013 have not been exceeded. Considering (i) the increasing oil prices, growing demand of petroleum from CNOOC and/or its Associates, ongoing development of the new oil and gas fields of the Group, insofar as the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category is concerned; and (ii) the anticipated increase in the exploration activities of the Group as well as the improved operational capacity of CNOOC and/or its Associates providing the exploration and support services, insofar as the “provision of exploration and support services” category is concerned, the executive Directors estimate that the Existing Annual Caps for the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the two years ending 31 December 2012 and 2013 will be exceeded. The Directors therefore propose that the Existing Annual Caps for the Relevant Categories in respect of 2012 and 2013 be revised in order to cater for the Group’s demand for each of the years ending 31 December 2012 and 2013. Details of the Relevant Categories are set out below.

The Relevant Categories

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates

As disclosed in the 2010 Circular, the Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. Currently, the petroleum products are sold by reference to international market prices whereas natural gas products are sold by reference to state-prescribed prices. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas are sold under the long term sales contracts as described under the paragraph headed “Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates-Long term sales of natural gas and liquefied natural gas” in the 2010 Circular, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

For the years ended 31 December 2010, 31 December 2011 and the nine months ended 30 September 2012, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB90,869 million, RMB127,270 million and RMB113,504 million, respectively.

Provision of exploration and support services by CNOOC and/or its Associates to the Group

As disclosed in the 2010 Circular, since the establishment of the Company, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The Group will continue to use these services provided by Associates of CNOOC. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

For the years ended 31 December 2010, 31 December 2011 and the nine months ended 30 September 2012, the charges for provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB5,462 million, RMB6,625 million and RMB6,082 million, respectively.

The provision of exploration and support services referred to above relates to services provided by CNOOC and/or its Associates to the Group. In general, such services are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors. On the basis of the above principles, such services are subject to the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices;

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the pricing principles relating to any future contract in respect of such exploration and support services with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements in respect of such exploration and support services will be entered into between CNOOC and/or its Associates and the relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. Such agreements will be consistent in all material respects with the guidelines and terms and conditions as set out above.

Revised Caps and Rationales

The Board has proposed that the following Revised Caps in respect of the Relevant Categories be set as the maximum annual value of such transactions for each of the years ending 31 December 2012 and 2013:

Continuing Connected Transactions	Historical amounts	Existing Annual Caps in respect of 2012 and 2013	Revised Caps in respect of 2012 and 2013	Basis of determination of the Revised Caps

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates	Year ended 31 December 2010: RMB90,869 million Year ended 31 December 2011: RMB127,270 million Nine months ended 30 September 2012: RMB113,504million	Year ending 31 December 2012: RMB158,163 million Year ending 31 December 2013: RMB165,561 million	Year ending 31 December 2012: RMB195,469 million Year ending 31 December 2013: RMB296,722 million
The revised cap in respect of 2012 is determined based on the historical transactions relating to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates and their respective transaction values; the anticipated demand of CNOOC and/or its Associates for downstream businesses; the expected increase in production in the fourth quarter of 2012 mainly due to the startup of new oil and gas fields in offshore China and the net production contributed by overseas project; and the rise of the prices of oil and gas (in particular the price of crude oil) in the first nine months of 2012.

The revised cap in respect of 2013 is determined based on the historical transactions relating to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates and their respective transaction values; anticipated increase in the sales volume as the Group targets to bring more new oilfields on stream in 2013; anticipated increase in demand of CNOOC and/or its Associates for oil and gas products of the Group; and the potential increase in the prices of oil and gas (in particular the price of crude oil). The Company has also considered that the crude oil produced from the new oil fields, among which heavy crude oil (which needs to be refined substantially), is expected to account for an increasing percentage and matches the needs of CNOOC and/or its Associates.

Continuing Connected Transactions	Historical amounts	Existing Annual Caps in respect of 2012 and 2013	Revised Caps in respect of 2012 and 2013	Basis of determination of the Revised Caps

Provision of exploration and support services by CNOOC and/or its Associates to the Group	Year ended 31 December 2010: RMB5,462 million Year ended 31 December 2011: RMB6,625 million Nine months ended 30 September 2012: RMB6,082 million	Year ending 31 December 2012: RMB7,431 million Year ending 31 December 2013: RMB7,737 million	Year ending 31 December 2012: RMB10,450 million Year ending 31 December 2013: RMB11,950 million
The revised cap in respect of 2012 is determined based on the historical transactions relating to exploration and support services provided by CNOOC and/or its associates to the Group and their respective transaction values; the increase in the exploration activities of the Group in offshore China, the increase in deepwater drilling and expansion of overseas exploration. In addition, the operational capacity of CNOOC and/or its Associates providing the exploration and support services has improved, and thus, the amount of continuing connected transactions has increased significantly.

The revised cap in respect of 2013 is determined based on the historical transactions relating to exploration and support services provided by CNOOC and/or its Associates to the Group and their respective transaction values, as well as the anticipated increase in the exploration activities of the Group both in offshore China and overseas.

Reasons for and Revised Caps

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates

In view of the increasing oil prices, growing demand of petroleum from CNOOC and/or its Associates, ongoing development of the new oil and gas fields of the Group, the executive Directors estimate that the Existing Annual Caps with respect to the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) for the two years ending 31 December 2012 and 2013 will be exceeded.

The sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates increased by approximately 40.1% in 2011 as compared to the sales in 2010 primarily due to an approximate 40% increase of oil prices per barrel in 2011 compared to 2010. As noted from the Company’s 2011 annual report, the Company’s average realised oil price was approximately US$110 per barrel, representing an increase of approximately 40.8% as compared to that of 2010, which was further increased to approximately US$112.54 per barrel for the nine months ended 30 September 2012.

For the nine months ended 30 September 2012, the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) to CNOOC and/or its Associates amounted to approximately RMB113,504 million, representing approximately 89.2% of the full year sales in 2011. The sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates amounted to: (i) approximately RMB73,415 million for the six months ended 30 June 2012 with an average monthly sales of approximately RMB12,236 million; and (ii) approximately RMB40,089 million (i.e., RMB113,504 million minus RMB73,415 million) with an average monthly sales of approximately RMB13,363 million for the three months ended 30 September 2012. The increase of monthly sales for the three months ended 30 September 2012 was mainly due to the greater demand of petroleum products from CNOOC and/or its Associates.

The Directors understand that CNOOC and/or its Associates will continue to develop and expand its downstream petroleum business, including expanding its refinery capacity and enhancement of the utilization rate of oil refinery plants and expect to purchase more petroleum products from the Group for the remaining three months in 2012 and will continue to have an increased demand of petroleum for their downstream petroleum businesses thereafter.

Moreover, the Group expects its production will continue to increase in the fourth quarter of 2012 mainly due to new oil and gas fields will come on stream and the Group targets to bring more new oilfields on stream in 2013. In particular, a new overseas oilfield of the Group has started to contribute net production to the Group in the fourth quarter of 2012. The Company has already entered into a number of sales contracts for the crude oil produced from such overseas oilfield and is now arranging the shipment for the crude oil for sales.

Provision of exploration and support services by CNOOC and/or its Associates to the Group

In view of the anticipated increase in the exploration activities of the Group as well as the improved operational capacity of CNOOC and/or its Associates providing the exploration and support services, the executive Directors estimate that the Existing Annual Caps with respect to the provision of exploration and support services by CNOOC and/or its Associates to the Group for the two years ending 31 December 2012 and 2013 will be exceeded.

In particular, the Group has increasingly procured 3-dimension seismic data acquisition as well as deepwater drilling in PRC and overseas services offered by CNOOC and/or its Associates which results in increased continuing connected transactions between the Group and CNOOC and/or its Associates. In addition, the Company’s businesses have grown rapidly and thus, the Existing Annual Caps have not covered the exploration activities with respect to the new projects in Uganda, Canada and the United States, as well as the onshore coalbed methane projects in the PRC.

Recommendation of the Board

The Directors (including the independent non-executive Directors) are of the opinion that the Revised Caps (including the Non-exempt Revised Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the Ordinary Resolution approving the Non-exempt Revised Caps to be proposed at the EGM.

Mr. Wang Yilin, Mr. Yang Hua, Mr. Li Fanrong, Mr. Wu Guangqi and Mr. Wu Zhenfang abstained from voting on the resolutions approving the Non-exempt Revised Caps at the relevant board meeting due to their positions at CNOOC.

LISTING RULES IMPLICATIONS

CNOOC indirectly holds approximately 64.45% of the Shares of the Company in issue as at the date of this announcement. Accordingly, CNOOC is a connected person of the Company and the transactions under the Comprehensive Framework Agreement constitute continuing connected transactions of the Company according to the Listing Rules.

Under the Listing Rules, the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category is subject to reporting, announcement and Independent Shareholders’ approval requirements as the applicable ratios (as defined in the Listing Rules) in respect of the Non-exempt Revised Caps on an annual basis exceed 5%. The Company will seek Independent Shareholders’ approval at the EGM for the Non-exempt Revised Caps on the conditions that:

1.
the annual amount of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category for each of the years ending 31 December 2012 and 2013 shall not exceed the Non-exempt Revised Caps;

2.	(i)
the transactions under the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms; and

(ii)
the transactions under the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category will be conducted in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Under the Listing Rules, the “provision of exploration and support services” category is exempted from the Independent Shareholders’ approval requirements but is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as the applicable ratios (as defined in the Listing Rules) of the Revised Caps for such category on an annual basis are less than 5%.

The Company will comply with relevant provisions of the Listing Rules to conduct the continuing connected transactions under the Relevant Categories.

EGM

Approval from the Independent Shareholders will be sought at the EGM for the Non-exempt Revised Caps. Voting will be conducted at the EGM by poll as required under the Listing Rules. In view of the equity interests held directly and indirectly by CNOOC in OOGC and CNOOC (BVI), OOGC, CNOOC (BVI) and their respective Associates will abstain from voting in relation to the Ordinary Resolution approving the Non-exempt Revised Caps at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Revised Caps, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

A circular containing, amongst other things, further information on the Revised Caps, a letter from the Independent Board Committee, a letter from Somerley, the Independent Financial Adviser, together with a notice to convene an EGM to approve the Non-exempt Revised Caps is expected to be issued to the Shareholders on 24 October, 2012.

GENERAL INFORMATION

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, refining, sales and fertilizers, natural gas and power generation, financial services and alternative energy resources.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2010 Circular”	the circular issued by the Company to its Shareholders in relation to the renewal of the Continuing Connected Transactions in respect of 2011 to 2013 dated 3 November 2010

“2010 EGM”	the extraordinary general meeting of the Company held on 24 November 2010

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”
China National Offshore Oil Corporation (中國海洋石油總公司), the controlling shareholder of the Company indirectly holding approximately 64.45% of the Shares of the Company in issue through OOGC and CNOOC (BVI) as at the date of this announcement

“CNOOC (BVI)”
CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.45% of the Shares of the Company in issue as at the date of this announcement

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”
CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange

“Comprehensive Framework Agreement”	the comprehensive framework agreement dated 1 November 2010 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in the 2010 Circular

“Director(s)”	director(s) of the Company

“EGM”	the extraordinary general meeting of the Company proposed to be convened and held on 21 November 2012 at 3:00 p.m. to approve the Non-exempt Revised Caps, or any adjournment thereof

“Existing Annual Caps”	the annual caps for the Relevant Categories in respect of 2011 to 2013 approved by the Independent Shareholders at the 2010 EGM

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Board Committee”
an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, which has been formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Revised Caps with Mr. Chiu Sung Hong

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, which has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholder(s)”	Shareholders of the Company other than CNOOC and its Associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Non-exempt Continuing Connected Transactions”
the Continuing Connected Transactions other than those under the categories of “provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group” and “provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in the 2010 Circular

“OOGC”
Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly owned subsidiary of CNOOC, the sole shareholder of CNOOC (BVI), and a shareholder of the Company directly holding five Shares of the Company in issue as at the date of this announcement

“Ordinary Resolution”	the proposed ordinary resolution approving, ratifying and confirming the Non-exempt Revised Caps

“PRC”	The People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“Relevant Categories”
the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories of the Continuing Connected Transactions between the Group and CNOOC and/or its Associates

“Revised Caps”
the proposed maximum annual values for each of the Relevant Categories in respect of 2012 and 2013, including the Non-exempt Revised Caps, as set out in the paragraph headed “Revised Caps and Rationales” in this announcement

“Non-exempt Revised Caps”	the Revised Caps for the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” category in respect of 2012 and 2013

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Shares

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 October 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 21 November 2012 (Wednesday) at 3:00 p.m. at Conrad Hong Kong Hotel, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the Non-exempt Revised Caps, as described in the Circular of the Company dated 24 October 2012, be and is hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 24 October 2012

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Hong Kong

Notes:

1.
Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for the Ordinary Resolution set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.
The register of members of the Company will be closed from 19 November 2012 (Monday) to 21 November 2012 (Wednesday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 November 2012 (Friday).

7.	Capitalised terms used in this notice have the same meaning as set out in the section entitled “Definitions” on pages 1 to 4 of the Circular of the Company dated 24 October 2012.

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Form of proxy for the Extraordinary General Meeting to be held on 21 November 2012

I/We (Note 1)

of

being the registered holder(s) of	shares (Note 2)

of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3)

or

of

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Conrad Hong Kong Hotel, Pacific Place, 88 Queensway, Hong Kong on 21 November 2012 at 3:00 p.m. for the purposes of considering and, if thought fit, passing the Ordinary Resolution as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Ordinary Resolution as indicated below (Note 4).

ORDINARY RESOLUTION	FOR (Note 4)	AGAINST (Note 4)
To approve, ratify and confirm the Non-exempt Revised Caps, as described in the Circular of the Company dated 24 October 2012

Dated this day of 2012	Signed (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED  “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof  (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting in person if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.